UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934


               Hallwood Realty Partners, L.P.
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                      (Name of Issuer)

      Units Representing Limited Partnership Interests
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                 (Title Class of Securities)

                           40636T5
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                       (CUSIP Number)

                    Craig F. Miller, Esq.
          Fried, Frank, Harris, Shriver & Jacobson
                     One New York Plaza
                  New York, New York  10004
                       (212) 859-8000
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 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications
                      December 19, 1995
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   (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the
statement [x].   (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                             SEC 1746 (12-91)

                        SCHEDULE 13D

CUSIP No.    40636T5                  Page  2  of  6  Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               GOTHAM PARTNERS, L.P.    13-3700768
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b)[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

               WC
5    CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
 NUMBER   7    SOLE VOTING POWER
   OF
 SHARES             88,400

BENEFICI  8    SHARED VOTING POWER
  ALLY
 OWNED              0
BY EACH
          9    SOLE DISPOSITIVE POWER
REPORT-
  ING               88,400

PERSON    10   SHARED DISPOSITIVE POWER
 WITH
                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               88,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.05%
14   TYPE OF REPORTING PERSON*

               PN

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

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"). The principal executive offices of the Partnership are located at 3710 Rawlins, Suite 1500, Dallas, TX 75219.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham") formed to engage in the business of buying and selling securities.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and their principal occupation is managing Gotham. The business address of each of Gotham, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 237 Park Avenue, 9th Floor, New York, New York 10017.

     During the last five years, none of Gotham, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the securities of the Partnership covered by this Statement was $1,291,709, all of which was obtained from the general funds of Gotham.

ITEM 4. PURPOSE OF TRANSACTION

     Gotham has acquired the securities of the Partnership covered by this Statement for investment purposes, and intends to evaluate the performance of such securities as an investment in the ordinary course of its business. Gotham may seek to acquire additional equity securities of the Partnership or to dispose of some or all of such securities which it beneficially owns.

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

Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, the financial condition, results of operations and prospects of the Partnership, alternate investment opportunities, and general economic, financial market and industry conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Gotham owns 88,400 Units as of the date of this Statement, representing an aggregate of approximately 5.05% of the outstanding Units (based upon 1,747,765 Units outstanding as of November 3, 1995, as disclosed in the Partnership's Form 10-Q for the quarter ended September 30,
1995).  None of Section H, Karenina, DPB, Mr. Ackman or Mr.
Berkowitz beneficially own any Units (other than the Units beneficially owned by Gotham).

     (b) Gotham has sole power to vote and to dispose of all of the Units beneficially owned by it.

     (c) During the past sixty days, Gotham has purchased the following Units of the Partnership, at the following prices, in each case in open-market transactions on the American Stock Exchange:

             Date      Number of Units      Price per Unit

           10/24/95           100               14.1950
           10/26/95           500               14.3950
           10/31/95           700               14.8914
           11/01/95         5,000               15.0600
           11/30/95         1,300               14.8673
           12/08/95         6,000               14.9767
           12/19/95         2,000               15.1850

     Except as described above, none of Gotham, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Partnership during the past sixty days.

     (d) and (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of Gotham, Section H, Karenina, DPB, Mr. Ackman or
Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the

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

Partnership, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          None.

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

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 1995

               GOTHAM PARTNERS, L.P.

               By:Section H Partners, L.P.
                  its general partner

                  By: Karenina CORP.,
                       a general partner

                       By:  /s/ William A. Ackman
                           William A. Ackman
                           President

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